Exhibit 1

Announcement  | Lisbon  | 16 July 2014

PT and Oi reaffirm their support for the business combination

Portugal Telecom, SGPS, S.A. (“PT”) and Oi S.A. (“Oi”) announce that they remain committed to the full completion of their business combination and have signed a new Memorandum of Understanding (“MOU”).

The MOU has been signed following the non-repayment today by Rio Forte Investments SA (“Rioforte”), a company of Grupo Espírito Santo (“GES”), of the Euro 847 million matured portion of the outstanding Euro 897 million treasury applications (“Rioforte debt”) subscribed to by the PT group. The Rioforte debt is currently held in subsidiaries that were contributed to Oi on 5 May 2014 in the context of the business combination announced on 2 October 2013.

•                      Subject to agreement of definitive documentation and approval by the General Shareholders Meeting of PT, which will occur by 8 September 2014, the Board of Directors of Oi and Comissão de Valores Mobiliários, PT and Oi agreed that:

•                       PT will receive Rioforte debt from Oi in exchange for consideration of 474,348,720 Oi ON shares plus 948,697,440 PN shares (the “Oi Call Shares”);

•                       PT will be granted an American-type call (“Call”) to repurchase the Oi Call Shares (strike prices of R$2.0104 ON and R$1.8529 PN), which will be adjusted by the Brazilian CDI rate plus 1.5% per year;

•                       The Call on the Oi Call Shares will have a 6-year maturity, and the percentage of the Oi Call Shares that PT has the right to call will be reduced by 10% at the end of the 1st year and by 18% per year thereafter; and

•                       The MOU will remain in force until the earlier of: (1) execution of the definitive documentation and (2) 8 September 2014.

•                      The proposed structure is aimed at accomplishing the following objectives:

•                       To provide the time that may be necessary to minimise the loss in the value of the Rioforte debt.

•                       To allow for the completion of the business combination as soon as possible based on the agreed consideration for PT Shareholders (3.64 shares of CorpCo per share of PT), split into two components:

•                  2.10 shares of CorpCo per each PT share to be received upon implementation of the merger between PT and CorpCo corresponding to an ownership interest in CorpCo of 25.6% adjusted for the treasury shares resulting from this proposed structure; and

•                  An interest in the Rioforte debt and the Call (with an underlying number of Oi shares equivalent to 1.54 CorpCo shares per PT share), the value of which depends on recovery on the Rioforte debt and on the value of the underlying Oi shares.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the NYSE Euronext Lisbon and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

•                      PT, in coordination with Oi, will pursue its legal and procedural options against Rioforte and relevant related parties to the full extent of the law, to secure repayment of the Rioforte debt. Oi will, at the request of PT, provide all required support and take all required actions in this regard.

PT and Oi remain committed to completing the remaining steps of the business combination, which include the merger of shares of Oi into CorpCo and the migration to the “Novo Mercado”. Furthermore PT emphasizes that any potential delay in the timetable of the merger of PT and CorpCo does not need to have any impact on the objective of the migration to the “Novo Mercado”.

Henrique Granadeiro

Chairman of the Board and Chief Executive Officer

Luis Pacheco de Melo

Chief Financial Officer

Important Notice:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. This communication contains information with respect to (1) the proposed merger of shares (incorporação de ações) between CorpCo, on the one hand, and Oi, on the other hand, and/or (2) the proposed merger (incorporação) of PT with and into CorpCo (these transactions, together with any other transactions related thereto, the “Business Combination”). In connection with the proposed merger of shares between CorpCo and Oi and the proposed merger of PT with and into CorpCo, CorpCo or one of its affiliates plans to file with the Securities and Exchange Commission (the “SEC”) (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or PT, as applicable (other than non-U.S. persons as defined in the applicable rules of the SEC), and (2) other documents regarding the proposed Business Combination. We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed Business Combination. Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the SEC’s website at www.sec.gov or from PT, Oi or CorpCo.

Forward-Looking Statements:

This communication contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of PT, Oi or CorpCo, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements.  The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “target,” “goal” and similar expressions, as they relate to PT, Oi or CorpCo, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of PT, Oi and CorpCo, and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to PT, Oi, CorpCo or their affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.  Undue reliance should not be placed on such statements.  Forward-looking statements speak only as of the date they are made.  Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, PT, Oi, CorpCo and their affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures PT, Oi or CorpCo makes on related subjects in reports and communications PT, Oi and CorpCo file with the SEC.